SMIC Appoints Hiroshi Ogawa as General Manager of SMIC Japan

SHANGHAI, April 15, 2014 /PRNewswire/ — Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI; SEHK: 981), China’s largest and most advanced semiconductor foundry, announced today that Hiroshi Ogawa was appointed as General Manager of SMIC Japan Corporation.

Mr. Ogawa received his degree in Commerce from Waseda University and has many years of experience in the semiconductor business. He has engaged in a broad spectrum of international sales and marketing based in Japan, USA, Singapore, and Hong Kong. Mr. Ogawa will be responsible for enhancing SMIC’s foundry business in Japan where many of the most advanced semiconductor technologies and products are developed as well as having large potential for growth.

“We are delighted to appoint Mr. Ogawa as General Manager of SMIC Japan,” said Mike Rekuc, Executive Vice President of SMIC Worldwide Sales and Marketing. “His extensive management and business experience in the semiconductor field will further improve SMIC’s regional operation, marketing strategies, and customer support in Japan. We can expect SMIC will play a more important role in Japan’s semiconductor market.”

SMIC has filed with the U.S. Securities and Exchange Commission its annual report on Form 20-F for the year ended December 31, 2013.  The annual report is available on our website at www.smics.com.  In addition, all SMIC ADR holders have the ability, upon request, to receive a hard copy of our complete audited financials free of charge.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab in Beijing with a joint-venture 300mm fab that is currently under construction; a 200mm fab in Tianjin; and a 200mm fab project under development in Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This document contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

In addition to the information contained in this document, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 15, 2013, as amended on December 19, 2013, especially in the “Risk Factors” section and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this document.

SMIC Contact Information:

English Media

Michael Cheung

Tel: +86-21-3861-0000 x16812

Email: Michael—Cheung@smics.com

Chinese Media

Angela Miao

Tel: +86-21-3861-0000 x10088

Email: Angela—Miao@smics.com